EXHIBIT 99.1
AWARD AGREEMENT
This Award Agreement (the “Agreement”) made as of the 2nd day of January, 2011 (the “Grant Date”), by and between BluePhoenix Solutions Ltd., an Israeli corporation (the “Company”) and Prescott Group Capital Management, LLC of 1924 South UTICA SUITE 1120, Tulsa, Oklahoma 74104, US (the “Grantee”).
WITNESSETH
WHEREAS, at the annual general meeting of shareholders of the Company it was approved to grant to the Grantee Restricted Share Units, under which the Grantee receives an option to purchase the Company’s Ordinary Shares (the “Ordinary Shares”), upon the terms and conditions set forth in this Agreement and the Grantee accepts such grant.
NOW, THEREFORE, the parties hereto agree as follows:
Item 1. Definitions.
1.1	Award means a conditional right to receive an ordinary share of the Company, granted to the Grantee, subject to the provisions of this Agreement;

1.2	Board means the Company’s Board of Directors or any committee empowered by the board;

1.3	Consultant means Mr. Eric Green, who is , engaged by a Group Company, in order to render services to such company as a member of the board of directors, and who is not an Employee of a Group Company;

1.4	Employee means any person, who is a common law employee of a Group Company, and who is on the payroll of such company;

1.5	Group Company means any of the Company, its Subsidiaries and Affiliates;

1.6	Purchase Price means the consideration required to be paid by a Grantee upon vesting of one Award;

1.7	Share means an ordinary share of the Company (par value NIS 0.01 per share) issued upon the Vesting of an Award;

1.8
Structural Change means (a) An acquisition of all or substantially all of the Company’s assets; or (b) A merger or spin-off or an arrangement which economically amounts to a merger or a spin-off, under which the Company is not the surviving entity; or (c) A sale or a series of sales of ordinary shares constituting at least 50% of the Company’s capital or at least 50% of the voting power, which causes the delisting of the Company from NASDAQ Global Market;

1.9
Termination means (1) For an Employee, the interruption or termination of service as an Employee, and (2) for a Consultant, the interruption, expiration, or termination of such person’s consulting or advisory relationship with a Group Company.

Item 2. Awards. The Company hereby grants to the Grantee 40,000 Awards.
Item 3. Vesting. The Awards shall vest in three equal installments as follows:
January 2, 2011 — 13,333 Awards;
January 2, 2012 — 13,333 Awards;
January 2, 2013 — 13,334 Awards.
Item 4. Cessation of Employment.
4.1
In the event of termination of service of Consultant, all outstanding Awards granted hereunder shall be automatically vested as of the date of termination, unless termination was made in accordance with sections 233, 245A, 246 or 247 of the Israeli Companies Law — 1999.

4.2
No Grantee shall be entitled to claim against a Group Company that he or she was prevented from continuing to Vest Awards as of the date of Termination. Such Grantee shall not be entitled to any compensation in respect of the Awards which would have Vested had such Grantee’s employment or engagement with a Group Company not been Terminated.

Item 5. Grant
5.1
Earning Shares. Upon meeting the applicable vesting criteria, the Grantee shall be required to pay the Purchase Price of the Vested Awards in order to be entitled to receive the amount of Shares specified in the relevant Award Agreement. The issuance of Shares shall occur as soon as practicable after the payment of the Purchase Price.

5.2
Transfer of Shares. Upon fulfillment of the conditions herein, the Grantee may sell the Shares by delivering to the Secretary of the Company a written Notice of Sale in the form attached hereto as Appendix A or any other was as instructed by the company.

5.3	Dilution. The Shares, being part of the ordinary share capital of the Company, shall not be protected against dilution in any manner whatsoever.

5.4
Dividend Rights. Grantee shall not have any rights to receive dividends in respect of Shares, until such Shares are issued to the Grantee. Following the issuance of the Shares, such Shares will entitle the Grantee to receive any dividend, to which other holders of ordinary shares in the Company are entitled.

5.5
One Time Benefit. The Awards and Shares are extraordinary, one-time benefits granted to the Grantee, and are not and shall not be deemed a salary component for any purpose whatsoever, including in connection with calculating severance compensation under any applicable law.

5.6
Fractions. An Award may not be converted into a fraction of a Share. In lieu of issuing fractional Shares, on the vesting of a fraction of an Award, the Company shall convert any such fraction of an Award, which represents a right to receive 0.5 or more of a Share, to one Share and shall extinguish any such fraction of an Award, which represents a right to receive less than 0.5 of a Share without issuing any Shares.

Item 6. Tax Consequences.
6.1
All tax consequences and obligations regarding any other compulsory payments (“Tax”) arising from the grant or exercise of an Award shall be borne solely by the Grantee. As a condition of exercise, the Grantee shall pay to the Company (or make arrangements acceptable to the Company for the payment of) such amount as the Company determines is necessary for the satisfaction of any withholding tax obligations arising from vesting or exercise which may be imposed on the Company by the domestic law of the state of residence of Grantee or other applicable law.

6.2
Any Tax imposed in respect of the Awards and/or Shares, including, but not limited to, the grant of Awards, and/or the Vesting of an Award, and/or issuance of Shares, and/or the transfer, waiver, or expiration of Awards and/or Shares, and/or the sale of Shares, shall be borne solely by the Grantee. The Company or anyone on its behalf shall not be required to bear the aforementioned Taxes, directly or indirectly, nor shall they be required to gross up such Tax in the Grantee’s salary or remuneration. The applicable Tax shall be deducted from the proceeds of sale of Shares or shall be paid to the Company by the Grantee. Without derogating from the aforementioned, the Company shall be entitled to withhold any Taxes according to the requirements of any applicable laws, rules, and regulations.

6.3
The Grantee shall indemnify the Company, immediately upon request of the Company, for any Tax (including interest and/or fines of any type and/or linkage differentials in respect of Tax and/or withholding Tax) for which the Grantee is liable under any applicable law and which was paid by the Company, or which the Company is required to pay. The Company may exercise such indemnification by deducting the amount subject to indemnification from the Grantee’s salary or remunerations or proceeds of sale of any other Shares.

6.4
The grantee is required to remit to the Company the full amount of applicable Tax one business day before vesting of an Award. If the Grantee fails to do so, the Company shall be entitled, at its sole consideration, to cancel the Award or exercise the Awards and sell the Shares on behalf of the Grantee (even though an exercise notice was not submitted by the Grantee) in order to cover any Tax liabilities anticipated upon vesting.

6.5
The Grantee has not relied upon any representations or other information (whether oral or written) from the Company or its shareholders, directors, officers or affiliates, or from any other person or entity, in connection with the Awards. The Grantee acknowledges that the Company has not given any assurances with respect to the tax consequences of the ownership and disposition of the Awards and Shares.

Item 7. Nontransferability. The Award is not assignable or transferable other than by will or the laws of descent, and the Award shall be exercisable during the lifetime of the Grantee only by the Grantee. The Award hereby granted shall be null and void and without effect upon any attempted assignment or transfer except as herein provided, including without limitation, any purported assignment, whether voluntary or by operation of law, pledge, hypothecation or other disposition, attachment, trustee process or similar process, whether legal or equitable, upon the Award.
Item 8. Adjustments to the Shares
8.1
Adjustment. If the ordinary share capital of the Company shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, or any other like event by or of the Company effected without receipt of consideration by the Company, and as often as the same shall occur, then the number, class and kind of the underlying shares of the Awards shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding ordinary share. Upon occurrence of any of the foregoing, the class and aggregate number of underlying Shares of the Awards shall be appropriately adjusted by the Board, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares underlying an Award.

8.2
Structural Change. Without derogating from the Board’s general powers to determine the treatment of the Awards and Shares upon a Structural Change, in the event of any Structural Change, the Board shall be entitled (but not obliged), at its sole discretion, to: (i) provide for an assumption or exchange of Awards and/or Shares for awards and/or shares and/or other securities or rights of the Successor Company; and/or (ii) provide for an exchange of Awards or Shares for a monetary compensation; and/or (iii) determine that all unvested Awards shall terminate on the date of such Structural Change. In the case of assumption and/or substitution of Awards, appropriate adjustments shall be made so as to reflect such action and all other terms and conditions of the Award Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which determination shall be at its sole discretion and final. The grant of any substitutes for the Awards and/or Shares to the Grantee further to a Structural Change, as provided in sub-clauses (i) and (ii), shall be considered as full compliance with the terms of this Agreement. The value of the exchanged Awards and/or Shares pursuant to this section shall be determined in good faith solely by the Board and its decision shall be final and binding on the Grantee.

For the purposes of this section, Awards shall be considered assumed or substituted if, following the Structural Change, the Awards confer the right to purchase or receive, for each Share immediately prior to the Structural Change, the consideration (whether shares, options, cash, or other securities or property) received in the Structural Change by holders of ordinary shares held on the effective date of the Structural Change (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding ordinary share capital); provided, however, that if such consideration received in the Structural Change is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Board may, with the consent of the Successor Company, provide for the consideration received in the Structural Change to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in value to the per Share consideration received by holders of a majority of the outstanding ordinary share capital in the Structural Change; and provided further that the Board may determine, at its discretion, that in lieu of such assumption or substitution of Awards for awards of the Successor Company or its parent or subsidiary, such Awards will be substituted for any other type of asset or property including cash which is fair under the circumstances.

Without derogating from the above, in the event of a sale of all or substantially all of the Company’s share capital, the Board shall be entitled, at its sole discretion, to require the Grantee to sell all of their Shares on the same terms and conditions as applicable to the other shareholders selling their Company’s ordinary shares as part of the Structural Change. The Grantee acknowledges and agrees that the Board shall be entitled to authorize any one of its members to sign share transfer deeds in customary form in respect of the Shares held by the Grantee and that such share transfer deed shall bind the Grantee.

8.3
Liquidation. In the event of the proposed dissolution or liquidation of the Company, Awards will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board.

Item 9. Miscellaneous.
(a) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
(b) This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Israel without giving effect to any choice or conflict of law provision or rule (whether of the State of Israel or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Israel. The competent courts of Tel-Aviv, Israel shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and controls and supersedes any prior understanding, agreements or representations by or between the parties, written or oral between the parties with respect to its subject matter and may not be modified except by written instrument executed by the parties.

(c) Any notice under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or when deposited in registered, postage prepaid mail, and addressed, in the case of the Company, to the Company’s Secretary at 8 Maskit Street, Herzliya, Israel 46120, or if the Company should move its principal office, to such principal office, and, in the case of the Grantee, to the Grantee’s last permanent address as shown on the Company’s records, subject to the right of either party to designate some other address at any time hereafter in a notice satisfying the requirements of this Section.
IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

BLUEPHOENIX SOLUTIONS LTD.
By:

The Grantee

Appendix A
Notice of Sale
The form and method of exercise shall be as provided by Tamir Fishman Assets Management LTD or any other entity or person designated by BluePhoenix Solutions Ltd. from time to time (the “Agent”).
The Grantee shall execute the agreements and forms as requested by the Agent, including any electronically submitted requests, forms and agreements.